Richard P. Cunningham, Jr.
Direct Dial: 804.823.4017
Direct Fax: 804.823.4099

ccunningham@kv-legal.com

January 9, 2014

VIA EDGAR and FedEx Overnight

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.
Registration Statement on Form S-11
Filed November 27, 2013
File No. 333-192610

Dear Ms. Gorman and Ms. Aberg:

This letter is submitted on behalf of our client, Bluerock Residential Growth REIT, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated December 23, 2013 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-192610) filed with the Commission on November 27, 2013 (the “Registration Statement”) and pursuant to a telephone conversation with the Staff on January 7, 2014. For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement, filed on January 9, 2014 (“Amendment No. 1”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 1.

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 1, reflecting all changes to the Registration Statement. Such changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

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Richmond Office | 1401 E Cary Street | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

General

1.	Comment: As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2012, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Response: The Company confirms that it has amended the Registration Statement, as appropriate, to reflect the Company’s responses to the Staff’s comments on its Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”) in the Staff’s letter dated September 15, 2013 (the “September 2013 10-K Letter”) and the Staff’s letter dated November 20, 2013 (the “November 2013 10-K Letter”). Specifically, the Company has added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 81 of Amendment No. 1 to provide disclosure regarding the costs incurred to develop the 23Hundred@Berry Hill property, which is responsive to Comment No. 2 of the September 2013 10-K Letter. The Company has also added disclosure in the MD&A on pages 71-76 of Amendment No. 1 with respect to same store NOI and the attendant reconciliation to net income to address the Company’s inclusion of certain equity method investments in its calculation of same store NOI, consistent with the Company’s response letter dated December 5, 2013 to the November 2013 10-K Letter.

The Company further notes that the Staff has indicated that it has completed its review of the Company’s 2012 10-K in a letter from Daniel L. Gordon to the Company dated December 23, 2013 and the Company believes it has resolved all comments raised by the Staff in the Company’s 2012 10-K.

Recapitalization

2.	Comment: We note that you are registering Class A shares in the amount of $115,000,000. We also note your disclosure in this section that you intend to create a new class of Class A common stock. Further, we note that you intend to convert all existing outstanding shares into Class B-1, Class B-2 and Class B-3 common stock. Please provide a better explanation of this intended transaction. For example only, please address the following:

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

•	We note that you do not currently have a sufficient number of Class A shares authorized. Please advise.

•	With respect to the Class B shares, please explain the rights associated with these shares. Please disclose how many shares will be issued to non-affiliates and to affiliates. Further, please advise whether you intend to file a separate registration statement with respect to these shares and the Class A shares into which the Class B shares will convert.

•	Please explain how your proposed liquidity program will comply with the securities laws, including the tender offer rules.

Response: As the Staff correctly notes, the Company is contemplating an offering of Class A common stock and does not currently have any Class A common stock available for issuance under its charter. Rather, the Company currently has authorized capital stock under its charter of 749,999,000 shares of common stock, 250,000,000 shares of preferred stock and 1,000 shares of non-participating, non-voting convertible stock. Of its authorized common stock, the Company has issued (1) an aggregate of 2,342,391 shares of common stock in its prior registered, non-traded offerings (Registration Statements Nos. 333-153135 and 333-184006) (substantially all of which was issued to non-affiliate, retail investors), (2) 48,331 shares of restricted common stock to the Company’s independent directors for service on the Company’s board of directors and (3) 23,089 shares of common stock to Bluerock Multifamily Advisor, LLC, the Company’s current external advisor, which were required to be purchased pursuant to the requirements of the REIT Guidelines of the North American Securities Administrators Association and further distributed to Bluerock Real Estate, L.L.C., the advisor’s indirect parent and the Company’s sponsor. These amounts are inclusive of shares issued under the Company’s prior distribution reinvestment plan. The shares of convertible stock, which are held by Bluerock Multifamily Advisor, LLC, will terminate by their terms upon the Company’s anticipated exchange listing, as the conversion terms provided for under those shares will not have been met at the time of the exchange listing.

The Company intends to establish a new class of common stock, designated Class A (collectively referred to as the “Class A Shares”) in connection with the Company’s anticipated exchange listing and concurrent public offering described in the Registration Statement. The Company intends to reclassify 747,586,185 shares of its unissued common stock as Class A pursuant to an amendment to its charter, to be filed immediately prior to the exchange listing and concurrent public offering described in the Registration Statement, subject to stockholder approval. This reclassification will provide a sufficient number of authorized shares to issue in the public offering. In order to implement this change, the Company has filed a definitive proxy statement with the Commission (the “Proxy Statement”) that includes, as one of its proposals for a stockholder vote, an amendment to its current charter that would provide for the reclassification of the Class A common stock, which would then be available for issuance in the concurrent public offering and the contribution transactions described in the Registration Statement.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

In connection with the reclassification of the Class A common stock and upon the advice of the Company’s financial advisor and lead underwriter for the offering contemplated in Amendment No. 1, Wunderlich Securities, Inc., the Company is also seeking to change its existing, outstanding shares of common stock to Class B common stock in three equal series – Class B-1, Class B-2 and Class B-3 (collectively referred to as the “Class B Shares”). The Company is seeking approval of existing stockholders by means of the Proxy Statement to change the existing, outstanding shares of common stock into Class B Shares, pursuant to an amendment of the Company’s charter. This change from shares of common stock into shares of Class B common stock will be effected under Section 2-602(b)(8) of the Maryland General Corporation Law, subject to stockholder approval.

This change of the existing shares of common stock into Class B Shares is being implemented to mitigate stock-pricing instability at the time of the concurrent offering of Class A common stock, by minimizing the chance that a significant portion of the existing shares of common stock are sold within a brief period of time after the initial exchange listing and concurrent offering. The potential for concentrated sales of the Company’s outstanding common stock shortly after the exchange listing could make the new shares of Class A common stock less attractive to institutional and other investors in the concurrent public offering, and accordingly, could reduce demand to buy the stock and/or reduce the price per share that investors are willing to pay at the public offering. In addition, the chance that a significant portion of the Company’s shares of common stock could be sold within a short period of time immediately following the exchange listing could increase the volatility and reduce the trading price of the Class A common stock, which is also a potentially negative event to potential institutional and other investors considering an investment in the Company in connection with the exchange listing.

Therefore, the Class B Shares will be automatically converted into an equal number of Class A Shares at predetermined intervals after the initial exchange listing (360 days, 540 days and 720 days for each of the Class B-1, Class B-2 and Class B-3 Shares, respectively). Neither the stockholder nor the Company will have any discretion with respect to converting the Class B Shares to Class A Shares, such conversion happening automatically. The only difference between the Class A and Class B Shares is that the Class B Shares will not be subject to the listing application for the Class A Shares in connection with the exchange listing or otherwise listed on a national securities exchange at the time of the initial exchange listing. The Company respectfully notes to the Staff that the existing common stock does not have any attendant listing or registration right currently, and, therefore, the change to Class B Shares, with their attendant conversion rights and no other difference from the existing common stock, is tantamount to the grant of a contractual listing right to the holders of Class B Shares, which the Company could do without a stockholder vote.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

Other than the progressive conversion provision attendant to the Class B Shares, the Class B Shares are identical in all respects to the Company’s existing shares of common stock and the Class A Shares, including in terms of voting, dividend and liquidation rights. Further, the change will not affect the proportional ownership interest, voting rights, rights to receive dividends, total amount of dividends of rights upon liquidation that the existing common stockholders currently possess. All existing stockholders of the Company will be treated in exactly the same manner, and it is not possible for one existing stockholder to be treated or affected differently than another existing stockholder.

Following the change, the Company expects that ownership of Class B Shares by affiliates and non-affiliates will remain the same as prior to the change – 2,298,143 shares of Class B Shares held by non-affiliates, and 115,668 shares of Class B Shares held by affiliates (comprised of changed shares of restricted stock held by independent directors and common stock held by Bluerock Real Estate, L.L.C. and family members of the Company’s management). The various reclassifications and conversions of the Company’s common stock are described on pages 23 and 61 of Amendment No. 1.

The Company does not intend to register either the Class B Shares or the Class A Shares that will be issued upon conversion of the Class B Shares because the Company does not believe that either the reclassification into Class B Shares or the conversion into Class A Shares, taken together or on an individual basis will constitute an “offer”, “offer to sell”, “offer for sale” or “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act. Rather, as described above, the reclassification of our outstanding common stock as three series of Class B Shares, and subsequently, the progressive automatic conversion of the same into Class A Shares is merely a mechanism whereby the Company’s currently outstanding shares are intended to become subject to the listing agreement on a delayed, progressive basis, rather than immediately. The net effect of the reclassifications and conversions is that the Company’s existing, outstanding common stock is changed into Class A common stock, which will be identical to the existing common stock in all but name.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

The Company respectfully notes that (i) the listing of the Class A Shares on a national securities exchange is not a right inherent to the Class A Shares, but rather a contractual right existing outside of the Company’s organizational documents that may be altered or eliminated at the discretion of the Company’s Board of Directors; (ii) the Company further respectfully notes that it could elect to make the existing common stock, in its current form or as Class B, subject to the listing agreement without a vote of existing stockholders; and (iii) the Company’s Board of Directors could, in its discretion, delist the Class A Shares without a stockholder vote prior to any conversion of Class B Shares into Class A Shares. Therefore, the Company does not view either the anticipated listing of the Class A Shares, or the progressive conversion of the Class B Shares into Class A Shares as creating any substantive difference between the existing common stock, the Class A Shares or the Class B Shares that is inherent to the terms of the security.

Rule 145 promulgated under the Act provides in its preliminary note that: “[t]he thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(1) goes on to indicate that an “offer”, “offer to sell”, “offer for sale”, or “sale” occurs when the agreement or plan submitted to the security holders is for “a reclassification of securities, which involves the substitution of a security for another security.”

For the reasons set forth above, the Company believes the existing common stock, the Class A Shares and the Class B Shares are substantively identical in all but name. As a result, the Company does not believe its stockholders are being asked to make any new investment decision in respect of the proposed charter amendments approving the creation of the Class A Shares and change of existing shares of common stock into Class B Shares. Therefore, the Company does not believe any of the contemplated reclassifications or conversions are transactions falling within the purview or intent of Rule 145. Further the Company believes that because the securities into which the outstanding common stock will be reclassified have the same basic nature as the common stock, there has been no substitution of a security for another security pursuant to Rule 145(a)(1).

As an additional basis for not registering the Class A Shares or Class B Shares, the Company believes that the Section 3(a)(9) exemption from registration under Section 5 of the Securities Act is available for each of the change of existing common stock into Class B and subsequent conversion into Class A.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

Section 3(a)(9) provides a transactional exemption for “…any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The required elements of a Section 3(a)(9) exemption are that: (1) the exchange is being made by an issuer for its own securities (“same issuer”); (2) security holders are not parting with any consideration in the transaction other than outstanding securities of the issuer (“exclusively by exchange”); and (3) the issuer may not pay any commission or other remuneration, directly or indirectly, for the solicitation of the exchange (“no paid solicitation”).

As to the first element, the Company issued the existing, outstanding common stock and will be the issuer of the Class B common stock into which the existing common stock will change in connection with the amendment of the charter and the issuer of the Class A common stock into which the Class B common stock converts. The Company believes the first element of the Section 3(a)(9) exemption will be satisfied.

As to the second element, the only consideration involved in the change of existing common stock into Class B common stock are those two securities, and the only consideration involved in the conversion of Class B common stock into Class A common stock are those two securities. Neither the Company nor its existing stockholders are paying any additional consideration in connection with these transactions. The Company believes the second element of the Section 3(a)(9) exemption will be satisfied.

As to the third element, the Company will not pay any remuneration for the solicitation of proxies on the Company’s behalf in a manner that would invalidate the Section 3(a)(9) exemption. While the Company does intend to use a proxy solicitation firm in connection with soliciting votes for approval of the proposals in the Proxy Statement, this firm’s services will be ministerial in nature and will not involve any recommendation with respect to a proposal in the Proxy Statement or encouragement to vote in a particular manner. See SEC Compliance & Disclosure Interpretation Question 125.03. The Company believes the third element of the Section 3(a)(9) exemption will be satisfied.

Enhanced liquidity for these stockholders should arise from the fact that Class A Shares converted from Class B Shares held by non-affiliates should be unrestricted shares that are tradable on a national securities exchange. Although the Company referred to the progressive conversion of all of its currently outstanding common stock into Class A listed shares as the “phased-in liquidity program” in its Proxy Statement, the Company seeks to clarify that it will not actually offer to repurchase or otherwise tender for any Class B Share or Class A Share following conversion as part of the plan for phased-in liquidity. For this reason the Company has altered its disclosure to refer to “the plan for phased-in liquidity” in its Proxy Statement, rather than the “phased-in liquidity program,” which may otherwise connote active solicitation of shares by the Company.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

The Company does not believe that the change of the existing, unrestricted common stock into Class B common stock, or their subsequent conversion into Class A common stock results in the substitution of a new security for the existing, unrestricted common stock, and therefore, the Class A common stock into which the existing, outstanding common stock will ultimately be changed should also be unrestricted. The existing shares of common stock held by non-affiliates were sold to those investors by means of public offerings registered under Section 5 of the Securities Act and are unrestricted securities. The Company believes, that if required to rely on Section 3(a)(9) to avoid registration of the Class B Shares to be issued on reclassification or Class A Shares to be issued on conversion, then, the change and conversion of those shares pursuant to Section 3(a)(9) should not change the nature of those shares as unrestricted. See Clevepak Corp. SEC No Action Letter (avail. Mar. 23, 1984)(LEXIS); see also SEC Compliance & Disclosure Interpretation Question 125.08.

Those shares of Class B common stock held by affiliates, as noted above, would continue to be restricted as control securities, and would either need to be registered or resold pursuant to Rule 144 under the Securities Act. The Company does not foresee registering the affiliated shares of Class B common stock or the shares of Class A common stock into which they will convert.

The Company believes the plan for phased-in liquidity complies with the federal securities laws because, as discussed above, the liquidity plan solely involves permitting the Company’s existing holders of unrestricted common stock to sell those securities, at their sole discretion, on a progressive basis on a national securities exchange. The Company does not believe the tender offer rules apply to the plan for phased-in liquidity because there is no “offer” under Section 2(a)(3) of the Securities Act being made by the Company or solicitation to the stockholders for their shares of common stock in exchange for a new security. Additionally, the Company does not believe the conversion of the Class B Shares into Class A Shares would meet the requirements of a tender offer because the conversion is automatic without any action by the Company or its affiliates; there is no solicitation by the Company, so there would be no tender offer. Further, all existing stockholders will be treated exactly the same and there is not a possibility that one existing stockholder would be treated differently than another existing stockholder. For these reasons, the Company respectfully submits to the Staff that the tender offer rules do not apply to the plan for phased-in liquidity.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

Our Contribution Transactions, page 15

3.	Comment: We note that, in connection with multiple transactions, you will be issuing Class A common shares. Please revise to clarify how these transactions comply with Section 5 of the Securities Act and provide the information required by Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure describing the contribution transactions on pages 16-20, 107-113, 146-147, and II-1-II-5 of Amendment No. 1 to indicate, with respect to each separate transaction disclosed, the exemption from registration under Section 5 of the Securities Act upon which the Company is relying for each transaction, along with a brief statement of the facts relied upon to make the exemption available for each transaction in accordance with Item 701 of Regulation S-K. The Company further undertakes to disclose the actual number of shares of Class A common stock and units of limited partnership interest in the Company’s operating partnership that will be issued in the contribution transactions in a pre-effective amendment to the Registration Statement when a pricing range is established. The Company had previously disclosed on an aggregate basis that the transactions would be exempt from registration under Section 5 of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Company advises the Staff that it intends to file a Form D with the Commission for each of the contribution transactions that specify reliance on Regulation D.

Management’s Discussion and Analysis, page 64

Property Operations, page 68

4.	Comment: Please expand your net operating income disclosure consistent to the proposed disclosure included in your supplemental response letter dated December 5, 2013 in reply to comment 2 of our letter dated November 20, 2013 related to our review of your Form 10-K filed March 13, 2013.

Response: The Company has added disclosure on pages 71-76 of Amendment No. 1 with respect to NOI and the attendant reconciliation to net income to address the Company’s inclusion of certain equity method investments in its calculation of same store NOI, consistent with the Company’s response letter dated December 5, 2013 to the November 2013 10-K Letter.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 9, 2014

Certain Relationships and Related Party Transactions, page 136

Former Advisor, Initial Advisory Agreement…, page 137

5.	Comment: We note your disclosure regarding the amounts paid to your advisor under the previous agreement. Please provide comparative disclosure regarding the amounts you would have paid to your manager if the new agreement had been in effect for the year.

Response: The Company has added the disclosure on page148 of Amendment No. 1 regarding the amounts payable to the Manager under the Management Agreement for the year ended December 31, 2012 and the nine month period ending September 30, 2013, as if the Management Agreement had been in effect for those periods.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	R. Ramin Kamfar, Bluerock Residential Growth REIT, Inc.
Michael L. Konig, Esq., Bluerock Residential Growth REIT, Inc.
Samantha S. Gallagher, Esq., Bass, Berry & Sims PLC